July 26, 2007

Mr. Daniel Gordon
Branch Chief
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street NE
Washington, DC  20549

Re:                             SL Green Realty Corp.
Form 10-K for the year ended December 31, 2006
Filed 02/28/07
File No. 001-13199

Dear Mr. Gordon:

We are transmitting for filing SL Green Realty Corp.’s (the “Company”) responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter to Mr. Gregory F. Hughes of the Company, dated July 12, 2007 (the “July 12 Letter”).

For convenience of reference, each Staff comment contained in the July 12 Letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in the July 12 Letter, and is followed by the corresponding response of the Company.  We have also provided a courtesy copy of this letter to Jessica Barberich.

Form 10-K for the year ended December 31, 2006

Note 2 - Significant Accounting Policies

Investment-in Unconsolidated Joint Ventures, page 56

1.                                       We note your response to comment 3; you state that the minority partner approves the annual budget related to all of these joint ventures.  Please further tell us what happens if the minority partner blocks the approval of the annual budget.  Tell us if the budget simply defaults to the prior year budget adjusted for inflation.  If so, please tell us how you determined that this right is a substantive participating right of the minority partner.  For reference, please see Example 6 of EITF 04-5.

RESPONSE:

If the budget is not approved by the minority partner, the following will occur:

Mr. Daniel Gordon
United States Securities and Exchange Commission
July 26, 2007

•                  Any portion of the budget and operating plan that were approved become immediately operative,

•                  Expenditures can be made in connection with necessary expenses. Necessary expenses include real estate taxes, assessments, utility charges, payments due in connection with a financing arrangement, repairs necessary to protect life, health and safety and any expenditures required in connection with legal compliance and reporting requirements.

•                  Payments for noncapital, recurring expenditures are limited to no more than 110% of the prior year budgeted expenditure. Payments can be made on any contract that was previously approved.

Given that the Company is in the real estate business, the leasing of space is deemed to be a critical function of the business. The approved budget contains minimum leasing guidelines. These rights are considered to be participative rights. All leases that differ from the approved guidelines or if the lease covers a full floor or more than a minimum agreed upon square feet, which is set at an amount that is less than 10% of each property’s rentable square feet, the written approval of the minority partner is required. As this right is fundamental to the entity’s ability to enter into all leasing arrangements above a nominal level the Company considered this to be a participating right.

2.                                       Furthermore, please tell us if the minority partners have any substantive participating rights related to the purchase or sale of properties.

RESPONSE:

All the Company’s joint venture agreements contain provisions relating to major decisions. Major decisions are required to be approved in writing by at least one other member besides the Company. Major decisions include, among other items, the purchase and sale of the property as well as additional properties into the joint venture, financing and refinancing activity, approval of distributions, approval of all budgets and operating plans as well as modifications to the budget or operating plan, approval of capital expenditures, and the selection of depreciation and accounting methods for federal income tax purposes.

Note 3 - Property Acquisitions

2006 Acquisitions, page 61

3.                                       We note your response to comment 4. You state that since Jeff Sutton repaid his obligation to you and 21 West 34th Street and 25 West 34th Street were no longer collateral for the Green Loans, you determined that you should deconsolidate 21 West 34th Street and 25 West 34th Street. However, it still appears to us that although Jeff Sutton repaid his loans to you regarding 21 and 25 West 34th Street, he still does not have an equity investment “at-risk” in the ventures for these loaned amounts since he used payments received from the ventures to repay his loans to you. Please explain.  For reference, please see paragraph 5(a)(3) of FIN 46(R).

Mr. Daniel Gordon
United States Securities and Exchange Commission
July 26, 2007

RESPONSE:

As previously noted, during the fourth quarter of 2006, a major lease was entered into at 21 West 34th Street and 25 West 34th Street. The execution of this lease significantly increased the market value of the property. As a result of this lease, the joint venture, consisting of SL Green and Jeff Sutton, was able to refinance 21 West 34th Street and 25 West 34th Street together with a $100 million loan from a third party lender. This refinancing was considered to be a reconsideration event under paragraph 7 of FIN 46(R). The proceeds from the refinancing were used firstly to repay Jeff Sutton’s loan to SL Green. Secondly, the proceeds were used to return all invested capital to both partners. This left the partners in equal positions with the same amount of implied equity in the investment and, therefore, the same amount of equity “at-risk”.

4.                                       We note your response to comment 5; you state that you have accounted for your investment in 55 Corporate Drive using pro-rata consolidation.  Please provide us with more details regarding the ownership structure of this property including whether or not the undivided interests are subject to joint control by the owners, you and Gramercy.  Tell us if the approval of both owners is required for decisions regarding the financing, development, sale, or operations of the property. For reference, please see paragraph 11 of SOP 78-9.

RESPONSE:

The Company’s fee ownership in 55 Corporate Drive is structured as a tenancy-in-common, or TIC, with Gramercy. The property is net leased under a long-term arrangement to a AAA rated foreign insurance company.  We initially determined that each tenant has a direct divided interest in the property in accordance with the provisions of Statement of Position 78-9.  In addition, the structure of the investment meets all of the requirements under IRS regulations to be deemed a TIC interest.  As such, the investment has been accounted for on a pro-rata consolidation basis.  The underlying mortgage to which each TIC is a party is a joint and several obligation of both TIC’s.  However, the underlying mortgage does allow each TIC to sell all or a portion of its interests to another TIC, qualified under specific provisions within the mortgage, which would assume all obligations under the mortgage.  It is important to note that such a sale of a TIC’s interest does not require the consent of the other TIC.  Furthermore, in a foreclosure situation, the lending institution has the ability to foreclose on each TIC individually.  Based upon these facts and that each TIC is only entitled to its pro-rata share of income and is required to only pay its pro-rata share of expenses, in accordance with paragraph 11 of Statement of Position 78-9, this investment should be accounted for on a pro-rata consolidation basis.

Note 6 - Investment in Unconsolidated Joint Ventures, pane 65

5.                                      We note your response to comment 6; it appears that 800 Third Avenue Associates, LLC may be a variable interest entity in which you hold variable interests.  Please provide us with your detailed analysis of this entity under FIN 46(R).

Mr. Daniel Gordon
United States Securities and Exchange Commission
July 26, 2007

RESPONSE:

When evaluating each of our investments, we first consider the provisions of FIN 46(R).  For purposes of FIN 46(R), we determined that this secured interest constitutes an equity investment at risk.  For the 800 Third Avenue property owning entity, we evaluated the total equity value and determined that the entity was not a variable interest entity.  In making this determination, we considered the provisions of paragraph 5 (a), (b) and (c) of FIN 46(R).  We consider our $109.5 million investment, which is secured by a pledge of certain members’ interests, to be equity at risk since we participate significantly in the entity’s profits and losses (since we are entitled to any and all distributions or other payments due and owing to the borrower from the property’s cash flows).  Additionally even if the entity was a VIE, we as the beneficial owner of less than a majority of the equity would not be the primary beneficiary.  Accordingly, we then proceeded to evaluate whether our loan actually represents an investment in the entity as required by AICPA Practice Bulletin 1 and EITF 86-21.

Note 14 - Stockholders’ Equity

2003, 2005, and 2006 Long-Term Outerperformance Compensation Program, pages 74 and 75

6.                                       We note your response to comment 8; we note that you applied forfeiture discounts ranging from 36% to 41.8% in determining the fair value of the awards.  However, under SFAS 123, it is not appropriate to factor in the possibility of forfeiture into the fair value of an award.  Please explain.

RESPONSE:

We do not use the forfeiture estimate as a discount to the fair value of our awards.  In accordance with paragraph 43 of FAS 123(R), we recognize the total cost of the awards over the requisite service period.  In order to do so, we estimate forfeitures throughout the periods based upon our historical turnover rates. Each period the forfeiture estimate is adjusted to the extent that the actual forfeiture rate differs from the previous estimate.  This results in our reporting as compensation expense 100% of the fair value of the non-forfeited awards over the requisite service period.

7.                                       We note your response to comment 9; please tell us in more detail how you determine the amount of shares to be included in the denominator of your diluted earnings per share calculation for your 2005 and 2006 Long-Term Outerperformance Compensation Programs.

RESPONSE:

In June 2006, the performance hurdles under the 2005 Long-Term Outperformance Compensation Plan were met. This resulted in the number of awards, in the form of operating partnership units, being fixed. These awards are still subject to time based vesting. In order for

Mr. Daniel Gordon
United States Securities and Exchange Commission
July 26, 2007

these awards to be redeemed upon vesting, they would need to be converted into shares of common stock. We have included this fixed number of awards in the denominator of our diluted earnings per share calculation. With regards to the 2006 Long-Term Outperformance Compensation Plan we apply the treasury method at each quarter end to determine the number of awards to include in the denominator of our diluted earnings per share calculation. For the calculation, the Company reduces the maximum fair value of the outperformance plan by the unamortized outperformance plan compensation charge and divides the result by the quarter end share price. The resulting number of awards is included in the denominator of our diluted earnings per share calculation.

8-K dated January 25, 2007

Exhibit 99.1: Financial Statements of Reckson Operating Partnership, L.P. as of and for the year ended December 31, 2006

Note 6 - Commercial Real Estate Investments, page 15

8.                                       We note your response to comment 16. You state that Reckson LPT has substantive kick-out rights in removing RAML as the “Responsible Entity” of Reckson LPT.  However, on page 15 of the Exhibit, Reckson discloses that Reckson Holdings has the right to cause the liquidation of RAOC in the event that RAML is replaced as Reckson LPT’s Responsible Entity. Therefore, it does not appear that the kick-out rights would be considered substantive.  Please explain.  See paragraph 7(B)(2) of EITF 04-5 for reference.

RESPONSE:

Under paragraph 6 of EITF 04-05, if the limited partners have either the (i) substantive ability to dissolve (liquidate) the limited partnership or (ii) otherwise remove the sole general partner without cause, otherwise known as kick-out rights, then presumption of control by the general partner, and therefore consolidation, would be overcome and the general partner would not be required to consolidate the entity. In assessing whether the Reckson LPT members have substantive kick-out rights, we have also considered the criteria set forth in paragraph 7 (B) (2) of EITF 04-05 as to whether any significant barriers were present that would preclude them from exercising their kick-out  rights

Reckson Holdings’ right to cause the liquidation of RAOC in the event that Reckson LPT exercises their right to kick out RAML as the Responsible Entity does not create a financial penalty or operational barrier to the Reckson LPT’s members.  In the event that Reckson LPT does exercise its  right to kick out RAML as the Responsible Entity then , either (i) a new third party entity will be hired and operate as the Responsible Entity or (ii) Reckson Holdings will exercise its right  to cause a liquidation of RAOC.  As a practical matter, in the event of its removal, Reckson Holdings would liquidate the entity and try to repurchase the properties and the Reckson LPT would get the proceeds. Therefore in assessing the criteria as set forth in paragraph 6 of EITF 04-05, an exercise of Reckson’s LPT substantive kick-out rights will either cause the

Mr. Daniel Gordon
United States Securities and Exchange Commission
July 26, 2007

entity to be dissolved or cause the removal of  Reckson Holdings as the Responsible Entity, either of which would satisfy the  criteria that precludes the general partner from controlling the entity.

In addition, as a result of the SL Green merger, these assets were sold to former management and are not part of the ongoing entity.

9.                                       Furthermore, please revise your analysis under FIN 46(R) based on the kick-out rights not being substantive, if applicable.

RESPONSE:

A revision of our analysis of FIN 46 (R) is not deemed applicable, as we have determined that the kick-out rights are substantive as described in response to comment 8.

10-Q for the Quarter ended March 31, 2007

Condensed Consolidated Statements of Cash Flows. Page 6

10.                                 We note that you had financing cash inflows from “other financing activities” in an amount of $523 million in the three months ended March 31, 2007. Please tell us and in future filings disclose what is included in “other financing activities”.

RESPONSE:

In situations where the Company makes an investment through a joint venture and controls the joint venture as a result of applying the provisions of FIN 46(R) and EITF 04-5, the Company consolidates the investment. The interest held by the Company’s joint venture partner is reported as minority interest in other partnerships. For purposes of preparing the statement of cash flows, the Company considers this minority interest in other partnerships to be a financing activity and is reported as “other financing activities”. This is what the $523 million represents.

11.                                 We note that you have included “net proceeds from common stock issued for Reckson Merger” amounting to $1 billion as a financing cash flow; however, it is unclear to us what this amount represents.  Per your condensed consolidated statement of stockholder’s equity on page 5, we note that you issued 8,994 shares of your common stock as consideration for the purchase of all of the outstanding shares of common stock of Reckson Associates Realty Corp., however we do not note the issuance of any shares for cash.  Please tell us if this amount represents the amount of cash acquired in the Reckson Merger. If so, please tell us why you have not presented the amount of cash paid as consideration for the purchase of Reckson, net of cash acquired, as a separate line in investing cash flows.

Mr. Daniel Gordon
United States Securities and Exchange Commission
July 26, 2007

RESPONSE:

Under the terms of the Merger Agreement, we acquired all of Reckson’s common stock and OP Units for $31.68 in cash and a fixed exchange ratio of 0.10387 shares of SL Green common stock per Reckson common share and OP Units.  Approximately $1,048,678,000 shown as “net proceeds from common stock issued for Reckson Merger” represents the cash value of SL Green common stock issued to the Reckson shareholders following their affirmative approval of the terms of the merger agreement.  For purposes of preparing the statement of cash flows, we considered this to be a financing activity as the share issuance financed the acquisition.

*****

Should you require additional information, or if you have questions about the content of this letter, please call me directly at 212-216-1678.

Very truly yours,

/S/ Gregory F. Hughes

Gregory F. Hughes
Chief Financial Officer

cc:           Jessica Barberich
cc:           Andrew S. Levine, Esq.
cc:           Larry P. Medvinsky, Esq.